August 8, 2014

MAXCOM TELECOMUNICACIONES, S.A.B. DE C.V.

Mexico City – August 8, 2014 – Maxcom Telecomunicaciones, S.A.B. de C.V. (NYSE: MXT, BMV: MAXCOM.CPO) (“Maxcom,” or the “Company”) announces today that in line with the issuing of 210’000,000 Series “A” Class “II” common shares, without face value, destined to the Executive Compensation Stock Plan of the Company (“Stock Plan”), as stated in the resolutions of the General Meeting of Shareholders on October 2, 2013 (the “Shareholders Meeting”), 33’000,000 out of the 210’000,000 shares have been subscribed by the Fiduciary of the Trust (the “Trust”) linked to the Stock Plan, these shares will be available to be acquired either by the eligible executives of Maxcom or the executives of the entities where Maxcom holds at least 51% of ownership whom Maxcom´s Corporate Practices Committee considers “key” to the execution of the business plan of the Company, complying to the fraction I of the Article 366 of the “Ley del Mercado de Valores”.

According to the Company´s bylaws and resolutions from the General Meeting of Shareholders, the subscribed shares of the Stock Plan do not have any preference right.

The common shares destined to the Company´s Stock Plan neither constitute an offer for the investing public in the United States of America nor to any “U.S. Person” (as defined by the 1933 Securities Act and Regulation S) in any jurisdiction or in any other jurisdiction outside Mexico. The Series “A” Class “II” common shares have not been and will not be registered under the Securities Act or under the Securities Laws of any State of the United States or in any other jurisdiction outside Mexico. These Series "A" Class II shares may not be offered, sold, delivered or transferred, directly or indirectly, outside Mexico, including the United States of America or to, or on behalf of, a “U.S. Person” or to any another person in another jurisdiction outside Mexico.

About Maxcom

Maxcom Telecomunicaciones, S.A.B. de C.V., headquartered in Mexico City, Mexico, is a facilities-based telecommunications provider using a “smart-build” approach to deliver last-mile connectivity to micro, small, and medium-sized businesses and residential customers in the Mexican territory. Maxcom launched commercial operations in May 1999 and is currently offering local, long distance, data, value-added, paid TV, and IP-based services on a full basis in greater metropolitan Mexico City, Puebla, Tehuacán, San Luis, and Queretaro, and on a selected basis in several cities in Mexico. The information contained in this press release is the exclusive responsibility of Maxcom and has not been reviewed by the Mexican National Banking and Securities Commission (the “CNBV”) or any other authority. The registration of the securities described in this press release before the National Registry of Securities (Registro Nacional de Valores) held by the CNBV, shall it be the case, does not imply a certification of the investment quality of the securities or of Maxcom’s solvency. The trading of these securities by an investor will be made under such investor’s own responsibility.

For more information contact:

Rodrigo Wright

Mexico City, Mexico

(52 55) 4770-1170

rodrigo.wright@maxcom.com